Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) GENERAL MANDATE TO ISSUE SHARES

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

(3) THE PROVISION OF GUARANTEES BY XIAMEN AIRLINES

COMPANY LIMITED TO ITS SUBSIDIARIES

AND

(4) NOTICE OF AGM

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 30 June 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish.

16 May 2022

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

APPENDIX I – REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES	14

NOTICE OF AGM	30

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 9:30 a.m. on Thursday, 30 June 2022

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Authorisation on the Provision of Guarantees”	the authorisation by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines, SPVs and Jiangxi Airlines

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSRC”	the China Securities Regulatory Commission

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short- term financing bills, short-term financing bills, mid-term notes

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	10 May 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“SPVs”	Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited, limited liability companies incorporated under the laws of the PRC and wholly-owned subsidiaries of Xiamen Airlines as at the Latest Practicable Date

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530
Ma Xu Lun (Chairman)
Han Wen Sheng (Vice Chairman and President)
Independent Non-Executive Directors:
Liu Chang Le Gu Hui Zhong Guo Wei
Yan Andrew Y

Supervisors:
Ren Ji Dong (Chairman of the Supervisory Committee)
Lin Xiao Chun Yang Bin

16 May 2022

To the Shareholders

Dear Sir or Madam,

(1) GENERAL MANDATE TO ISSUE SHARES

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

(3) THE PROVISION OF GUARANTEES BY XIAMEN AIRLINES COMPANY

LIMITED TO ITS SUBSIDIARIES

AND

(4) NOTICE OF AGM

1.	INTRODUCTION

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the proposed grant of general mandate to the Board to issue Shares, the Proposed Issuance and the Authorisation on the Provision of Guarantees; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

LETTER FROM THE BOARD

2.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Board, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with a total number of Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM (the “General Mandate”), at a discount (if any) of no more than 20% to the benchmark price as required by Rule 13.36(5) of the Listing Rules.

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the 2022 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders at a general meeting.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate is approved at the AGM.

As at 30 April 2022, the Company had in issue 16,948,462,536 Shares including 12,673,317,687 A Shares and 4,275,144,849 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 2,534,663,537 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively, on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM.

It is also proposed at the AGM to give a conditional general mandate to the Board to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company, and to take any other action and go through any procedure required to effect such increase of the registered capital of the Company.

3.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

LETTER FROM THE BOARD

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i) Issuer:	the Company and/or its controlled or wholly-owned subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

(ii) Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the requirements of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market conditions

(iii) Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms (excluding perpetual bonds), and the specific term composition and the issue size of different types of instruments with various terms shall be determined by the Board according to the relevant requirements and market conditions

(iv) Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or investment in its projects, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(v) Term of validity of the mandate:	from the date of the passing of the resolution at the AGM to the date of the 2022 annual general meeting of the Company

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

LETTER FROM THE BOARD

Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i)

to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii)

to make adjustments to the specific plans for the Proposed Issuance in accordance with the opinions of the relevant regulatory authorities or the then prevailing market conditions within the authority of the Board, in the case of any change in policies of regulatory authorities in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company; and

(iii)

to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance, and other matters relating to the repayment of principal and interest and trading of the Debt Financing Instruments during their terms.

4.	THE PROVISION OF GUARANTEES BY XIAMEN AIRLINES COMPANY LIMITED TO ITS SUBSIDIARIES

General

Reference is made to the Company’s announcement dated 28 April 2022 in relation to the Authorisation on the Provision of Guarantees.

On 28 April 2022, the Board resolved to authorise Xiamen Airlines to provide guarantees to Hebei Airlines, SPVs and Jiangxi Airlines with an aggregate balance up to RMB5,200 million, RMB2,600 million and RMB1,790 million or equivalent in foreign currency during the period from 1 July 2022 to 30 June 2023, respectively, authorise the legal representative of Xiamen Airlines (or his authorised person) to deal with all procedures in relation to the abovementioned guarantees. The Authorisation on the Provision of Guarantees shall be subject to the Shareholders’approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

LETTER FROM THE BOARD

Information on the Guaranteed Parties

(i)	Hebei Airlines

Name of the guaranteed party:	Hebei Airlines Company Limited

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative:	Chen Hongbo

Registered capital:	RMB2,600 million

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of the State Council); and import and export goods and technologies (except for the prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 100% by Xiamen Airlines

As at the Latest Practicable Date, the guaranteed party was rated AA- for the credit rating by Industrial and Commercial Bank of China.

LETTER FROM THE BOARD

Financial information for the latest one year and one period of the guaranteed party:

		Unit: RMB million

Item	As at 31 December 2021	As at 31 March 2022
		(unaudited)

Total assets	4,074.80	4,185.09
Total liabilities	3,425.96	3,656.84
Total bank loans	0	0
Total current liabilities	1,779.53	1,935.90
Net assets	648.84	528.25

	January-December 2021	January-March 2022
		(unaudited)
Revenue	2,179.44	529.28
Net profit	-585.10	-120.59

(ii)	SPVs

Name of the guaranteed party:	Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited

Place of registration:	Unit 431-H, 4th Floor, Block C, Xiamen International Shipping Center, No.93 XiangYu Road, Xiamen Area (Bonded Area) of China (Fujian) Pilot Free Trade Zone

Legal representative:	Wang Qing

Registered capital:	ranging from RMB0.1 million to RMB0.2 million respectively, depending on the quantity and model of the operating aircraft of each SPV

LETTER FROM THE BOARD

Business scope:	Aircraft and aircraft equipment leasing business (SPVs only); other unspecified machinery and equipment leasing (excluding items requiring approval); purchase of leased property from domestic and overseas; dealing with residual value of leased property; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the Company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval)

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	SPVs are owned as to 100% by Xiamen Airlines

As at the Latest Practicable Date, the guaranteed party has no bank’s credit rating.

Among them, Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited have been established and authorised by the shareholders of the Company at the general meeting of the Company, while Xiamen Airlines No.18 (Xiamen) Aircraft Lease Company Limited is a new company to be established by Xiamen Airlines. SPVs have no financial information for the latest one year and one period.

(iii)	Jiangxi Airlines

Name of the guaranteed party:	Jiangxi Airlines Company Limited

Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative:	Kang Zhiyang

Registered capital:	RMB2,000 million

LETTER FROM THE BOARD

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); food sales; online trade agency; other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, publishing and agency (projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Co., Ltd., respectively.

As at the Latest Practicable Date, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

LETTER FROM THE BOARD

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million
Item	As at 31 December 2021	As at 31 March 2022
		(unaudited)
Total assets	3,437.24	3,411.88
Total liabilities	2,075.70	2,139.81
Total bank loans	0	0
Total current liabilities	901.76	912.95
Net assets	1,361.54	1,272.07

	January-December 2021	January-March 2022
		(unaudited)
Revenue	998.31	161.48
Net profit	-141.45	-89.47

Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines and SPVs are wholly-owned subsidiaries of Xiamen Airlines. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines. None of the Authorisation on the Provision of Guarantees constitute notifiable and/or connected transactions under the Listing Rules.

Main Contents of Authorisation on the Provision of Guarantees

As at the Latest Practicable Date, Xiamen Airlines shall not exceed the scope of authorisation to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorised. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

Status of the Accumulated External Guarantees

As at the Latest Practicable Date, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB172.0469 million, representing approximately 0.25% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB22.8117 million. The balance of guarantees provided by the Company and controlled subsidiaries for 43 special purpose vehicles in operation was US$5,379 million, with no overdue guarantees up to date. The balance of guarantees provided by Xiamen Airlines for its controlled subsidiaries (save for SPVs) was RMB3,557 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB39,014 million, representing approximately 57.70% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

LETTER FROM THE BOARD

5.	AGM

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 30 June 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Tuesday, 31 May 2022 to Thursday, 30 June 2022, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Monday, 30 May 2022, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Thursday, 9 June 2022 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish.

6.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM.

LETTER FROM THE BOARD

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board

Ma Xu Lun

Chairman

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING

ACTIVITIES AS OF 31 DECEMBER 2021

According to the “Rules Concerning the Report on the Use of Proceeds from Previous Fund Raising Activities” (Zheng Jian Fa Xing Zi [2007] No. 500) issued by the China Securities Regulatory Commission, the use of the proceeds from previous fund raising activities as of 31 December 2021 of China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines” or the “Company”) is reported as follows:

I.	BASIC INFORMATION OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Actual Proceeds Raised in Cash and the Time of Receipt

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As approved by the Approval on the Non-public Issuance of Shares of China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 918) issued by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”), China Southern Airlines issued 2,453,434,457 A Shares by way of non-public issuance to China Southern Air Holding Company Limited (“CSAH”) at an issue price of RMB5.21 per share on 11 June 2020. The gross proceeds from the issuance was RMB12,782,393,520.97, and after deduction of sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the actual net subscription amount in cash received was RMB12,780,393,520.97. After deduction of other issuance expenses (VAT inclusive) paid by the Company of RMB4,308,207.55 in total, the actual net proceeds was RMB12,776,085,313.42.

The proceeds was received on 11 June 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000486) on 12 June 2020.

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As approved by the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 547) issued by the CSRC, China Southern Airlines issued 608,695,652 H Shares by way of non- public issuance to Nan Lung Holding Limited (hereinafter referred to as “Nan Lung”) at an issue price of HK$5.75 per share on 15 April 2020. The gross proceeds of HK$3,499,999,999.00 was received on 15 April 2020, and converted into RMB3,178,664,999.09 based on the middle exchange rate for Hong Kong dollar to Renminbi on 15 April 2020 (HK$1 = RMB0.90819). In addition, after deduction of issuance expenses, being equivalent to RMB3,570,544.56, the net proceeds was RMB3,175,094,454.53.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

The proceeds was received on 15 April 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000406) on 28 April 2020.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As approved by the Approval on Public Issuance of Convertible Bonds by China Southern Airlines Company Limited (Zheng Jian Xu Ke [2020] No. 2264) issued by the CSRC, China Southern Airlines publicly issued a total of 160,000,000 A Share convertible corporate bonds (hereinafter referred to as the “Convertible Bonds”) with a nominal value of RMB100.00 each. The gross proceeds from the issuance were RMB16,000,000,000.00, and after deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the actual net subscription amount in cash received was RMB15,982,308,274.00. After deduction of other issuance expenses (VAT inclusive) paid by the Company of RMB2,704,354.28 in total, the actual net proceeds was RMB15,979,603,919.72.

The proceeds was received on 21 October 2020. KPMG Huazhen (SGP) inspected the availability of the proceeds and issued a capital verification report (KPMG Huazhen Yan Zi No. 2000749) on 21 October 2020.

(II)	Deposit of Proceeds Raised

1.	Information of Deposit of Proceeds from Non-public Issuance of A Shares in 2020

China Southern Airlines opens special accounts for proceeds raised in accordance with the Shanghai Stock Exchange Share Listing Rules《 (上海證券交易所股票上市規則》), No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds《 (上市公司監管指引第2號－上市公司募集資金管理和使用的監管要求》), Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision)《 (上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》) and Use and Management System of Raised Funds of China Southern Airlines Company Limited《 (中國南方航空股份有限公司募集資金使用與管理制度》) (hereinafter referred to as the “Raised Funds Management System”) of the Company, and sets out provisions on the deposit and utilization of proceeds raised, project implementation management, investment project changes and supervision of utilization.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, a subordinate branch of Guangzhou Branch, based on the actual needs of projects financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor China International Capital Corporation Limited (hereinafter referred to as “CICC”) signed a Tripartite Supervision Agreement on Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 12 June 2020. On 13 October 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd. (hereinafter referred to as “Nansha Leasing Company”), a wholly-owned subsidiary of China Southern Airlines, as an implementation entity of the project “Procurement of 31 Aircraft” to be financed by the proceeds from the Non-public Issuance of A Shares in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above projects. On 22 October 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the Non-public Issuance of A Shares in 2020. All proceeds raised from the Non-public Issuance of A Shares in 2020 and allocated based on the payment schedule regarding Nansha Leasing Company’s aircraft introduction was temporarily deposited in the special account for the proceeds.

As of 31 December 2021, the balance of the special account for proceeds raised is as follows:

Unit: RMB

Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000280452	Demand	46,950,134.81
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub- branch	38650188000188830	Demand	21,231,909.94
Total	—	—	—	68,182,044.75

In order to improve the efficiency of utilizing the proceeds, China Southern Airlines utilized idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7-day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(1)	7-day notice deposit certificate

Unit: RMB

Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount
China Everbright Bank Company Limited Foshan Branch	7-day notice deposit certificate	2021/12/23	2.025%	40,000,000.00

Total				40,000,000.00

(2)	Large-value certificate of deposit

Unit: RMB

Issuer	Product name	Product type	Amount	Time limit	Annual interest rate
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	190,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	809,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	290,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	1,000,000,000.00	2020.06.23-2023.06.23 (can be transferred at any time)	3.9%
Total			2,289,000,000.00

2.	Information of Deposit of Proceeds from Public Issuance of A Share Convertible Bonds in 2020

China Southern Airlines opens special accounts for proceeds raised in accordance with the Shanghai Stock Exchange Share Listing Rules《 (上海證券交易所股票上市規則》), No. 2 Regulatory Guidance on Listed Companies – Regulatory Requirements for Management and Use of Raised Funds《 (上市公司監管指引第2號－上市公司募集資金管理和使用的監管要求》), Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision)《 (上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》) and Raised Funds Management System of the Company, and sets out provisions on the deposit and utilization of proceeds raised, project implementation management, investment project changes and supervision of utilization.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Upon receipt of the proceeds, China Southern Airlines set up special accounts for the proceeds at Foshan Branch of China Everbright Bank Company Limited, a subordinate branch of Guangzhou Branch based on the actual needs of projects to be financed by the proceeds. The proceeds would be earmarked for intended purposes. China Southern Airlines and the sponsor CICC signed the Tripartite Supervision Agreement on Special Account Keeping for Proceeds Raised with China Everbright Bank Company Limited Guangzhou Branch on 21 October 2020. On 13 November 2020, the 8th session of the board of directors of China Southern Airlines reviewed and approved the addition of Nansha Leasing Company, a wholly- owned subsidiary of China Southern Airlines, as an implementation entity of the project of procurement of 11 aircraft in “Purchasing Aircraft and Aviation Equipment and Maintenance” project to be financed by the proceeds from the public issuance of A Share Convertible Bonds in 2020, which means China Southern Airlines and Nansha Leasing Company would act as the joint implementation entities of the above project. On 27 November 2020, China Southern Airlines, Nansha Leasing Company, the sponsor CICC and China Everbright Bank Company Limited Guangzhou Branch signed a Four-Party Supervision Agreement on Special Account Keeping for Proceeds Raised. Nansha Leasing Company opened a special account at Guangzhou Tianhe Sub-branch, a subordinate branch of China Everbright Bank Company Limited Guangzhou Branch, for the proceeds from the public issuance of A Share Convertible Bonds in 2020. All the proceeds raised from the public issuance of A Share Convertible Bonds in 2020 and allocated according to the payment schedule regarding Nansha Leasing Company’s aircraft introduction are temporarily deposited in the special account for the proceeds.

As of 31 December 2021, the balance of the special account for proceeds raised is as follows:

Unit: RMB

Account name	Deposit bank	Bank account number	Way of deposit	Balance
China Southern Airlines Company Limited	China Everbright Bank Company Limited Foshan Branch	38720188000312602	Demand	41,397,877.77
Southern Airlines Nansha Finance Leasing (Guangzhou) Co., Ltd.	China Everbright Bank Company Limited Guangzhou Tianhe Sub- branch	38650188000197684	Demand	4,292,695.61
Total	—	—	—	45,690,573.38

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

In order to improve the efficiency of utilizing proceeds raised, the Company utilized idle proceeds to subscribe for large-value certificate of deposit for corporate purposes and 7- day notice deposit certificate. The details of the above-mentioned investment products for cash management are as follows:

(1)	7-day notice deposit certificate

Unit: RMB

Signing bank	Type	Date when interests started accruing	Annual interest rate	Amount

China Everbright Bank Company Limited Foshan Branch	7-day notice deposit certificate	2021/12/7	2.025%	18,000,000.00

Total				18,000,000.00

(2)	Large-value certificate of deposit

Unit: RMB

Issuer	Product name	Product type	Amount	Time limit	Annual interest rate
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	32,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time)	4%
China Everbright Bank Company Limited	Large-value certificate of deposit	Deposit	2,000,000,000.00	2020.10.26-2023.10.26 (can be transferred at any time)	4%
Total			6,032,000,000.00

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

II.	ACTUAL USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(I)	Use of Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares and Non-public Issuance of H Shares in 2020

(1)	Proceeds from Non-public Issuance of A Shares in 2020

As of 31 December 2021, China Southern Airlines utilized the above proceeds from the Non-public Issuance of A Shares in 2020 of RMB10,695,237,293.60 on an accumulated basis, and the balance of the unutilized proceeds was RMB2,080,848,019.82. As of 31 December 2021, the unredeemed or undue amount of China Southern Airlines’ cash management of idle proceeds was RMB2,329,000,000.00, the balance of the special account for proceeds was RMB68,182,044.75, and the balance of proceeds totaled RMB2,397,182,044.75 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totaling RMB316,334,024.93).

(2)	Proceeds from Non-public Issuance of H Shares in 2020

As of 31 December 2021, the proceeds from the Non-public Issuance of H Shares in 2020 was fully utilized.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 December 2021, China Southern Airlines utilized the proceeds from the public issuance of A Share Convertible Bonds in 2020 of RMB10,294,429,733.97 on an accumulated basis, and the unutilized proceeds from the public issuance of A Share Convertible Bonds in 2020 was RMB5,685,174,185.75. As at 31 December 2021, the unredeemed or undue amount of China Southern Airlines’ cash management of idle proceeds was RMB6,050,000,000.00, the balance of the special account for proceeds was RMB45,690,573.38, and the balance of the proceeds totaled RMB6,095,690,573.38 (including interest income generated by depositing the proceeds at bank and the cash management income of idle proceeds totaling RMB410,516,387.63).

As of 31 December 2021, for the details of actual use of proceeds from the previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of A Shares in 2020” (Schedule 1-1), “Comparison Table of Use of Proceeds Raised – Proceeds from the Non-public Issuance of H Shares in 2020” (Schedule 1-2), and “Comparison Table of Use of Proceeds Raised – Proceeds from the Public Issuance of A Share Convertible Bonds in 2020” (Schedule 1-3) attached to this report.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(II)	Changes in Projects Actually Financed by Proceeds from Previous Fund Raising Activities

As of 31 December 2021, the projects to be financed by the proceeds from previous fund raising activities of China Southern Airlines have not changed.

(III)	External Transfer or Replacement of Projects Financed by Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilize the proceeds of RMB5,273,926,157.75 to replace the self-raised funds initially invested in the projects to be financed by the proceeds during the period from 1 November 2019 to 11 June 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2000813). CICC, the sponsor, issued a verification opinion on the Company’s utilization of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

The 8th session of the board of directors of China Southern Airlines unanimously passed the Resolution on the Use of Proceeds Raised to Replace the Initial Investment, and agreed to utilize the proceeds of RMB445,608,783.59 to replace the self-raised funds that was initially invested in the projects financed by the proceeds during the period from 15 May 2020 to 30 September 2020. KPMG Huazhen (SGP) issued the Verification Report on the Reporting of the Investment Projects with the Utilisation of Self-raised Funds Applied on China Southern Airlines Company Limited (KPMG Huazhen Zhuan Zi No. 2001017). CICC, the sponsor, issued a verification opinion on the Company’s utilization of the proceeds to replace self-raised funds initially invested in the projects to be financed by the proceeds.

China Southern Airlines has not externally transferred any project financed by the proceeds.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

(IV)	Description of Use of Idle Proceeds from Previous Fund Raising Activities

1.	Proceeds from Non-public Issuance of A Shares in 2020

On 23 June 2020, the 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the Non-public Issuance of A Shares of no more than RMB7.5 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilized on a rolling basis. On 4 June 2021, the 9th session of the board of directors of the Company passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from Non-public Issuance of A Shares, with an extension period of 12 months from the date of expiration of the validity period as previously authorized by the board of directors. The idle proceeds for the extension of cash management, with a maximum of RMB4.8 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7- day notice deposit certificate, large-value certificate of deposit and other deposit products.

As of 31 December 2021, the total unredeemed or undue amount of China Southern Airlines’ cash management of idle proceeds was RMB2,329,000,000.00, of which, the principal of large-value certificate of deposit was RMB2,289,000,000.00, the principal of the 7-day notice deposit certificate was RMB40,000,000.00.

2.	Proceeds from Public Issuance of A Share Convertible Bonds in 2020

The 8th session of the board of directors of China Southern Airlines passed the Resolution on Cash Management of Idle Proceeds Raised, and within 12 months from the date of approval by the board of directors, agreed to the Company’s cash management of part of the idle proceeds from the public issuance of A Share Convertible Bonds of no more than RMB10.8 billion (inclusive). The investment products were 7-day notice deposit certificate and large-value certificate of deposit. According to the use plan of the proceeds raised, 7-day notice deposit certificate and large-value certificate of deposit products with different maturities were matched, and within the above-mentioned limit, the proceeds could be utilized on a rolling basis. On 4 June 2021, the 9th session of the board of directors of the Company passed the Resolution on Extending the Use of Idle Proceeds Raised for Cash Management, and agreed to the Company’s extension of the cash management of temporarily idle proceeds from public issuance of A Share Convertible Bonds, with an extension period of 12 months from the date of expiration of the validity period as previously authorized by the board of directors. The idle proceeds for the extension of cash management, with a maximum of RMB9.4 billion (inclusive), shall be subject to a rolling management within such limit and are invested in 7-day notice deposit certificate, large-value certificate of deposit and other deposit products.

As of 31 December 2021, the total unredeemed or undue amount of the Company’s cash management of idle proceeds was RMB6,050,000,000.00, of which, the principal of large- value certificate of deposit was RMB6,032,000,000.00, the principal of the 7-day notice deposit was RMB18,000,000.00.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

III.	BENEFITS REALISED FROM PROJECTS FINANCED BY PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

For details of the benefits realised from the projects financed by the proceeds from previous fund raising activities of China Southern Airlines, please refer to the “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non- public Issuance of A Shares in 2020” (Schedule 2-1), “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020” (Schedule 2-2), and “Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities – Proceeds from Public Issuance of A Share Convertible Bonds in 2020” (Schedule 2-3) attached to this report.

IV.	DESCRIPTION OF OPERATION OF ASSETS USED TO SUBSCRIBE FOR SHARES IN PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

No assets were used to subscribe for shares in the proceeds from previous fund raising activities of China Southern Airlines.

V.	COMPARISON BETWEEN USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES AND INFORMATION DISCLOSED IN THE COMPANY’S ANNUAL REPORT

The actual use of proceeds raised by China Southern Airlines from previous fund raising activities is consistent with the relevant content disclosed in the Company’s periodic reports and other information disclosure documents.

VI.	CONCLUSION

The board of directors of China Southern Airlines believes that all of the proceeds from previous fund raising activities has been fully received, and China Southern Airlines has utilized the proceeds as intended. China Southern Airlines has faithfully fulfilled its obligation to disclose the investment and progress of the proceeds from previous fund raising activities.

All directors of China Southern Airlines warrant that there are no misrepresentations, misleading statements or major omissions in this report, and severally and jointly accept legal responsibility for the truthfulness, accuracy and completeness of the information contained herein.

Schedules: 1. Comparison Table of Use of Proceeds Raised

          2. Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from Previous Fund Raising Activities

China Southern Airlines Company Limited

29 April 2022

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-1

China Southern Airlines Company Limited

Comparison Table of Use of Proceeds Raised –

Proceeds from Non-public Issuance of A Shares in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 1,277,608.53	Accumulated total amount of proceeds used: 1,069,523.73
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 1,069,523.73
Percentage of the total amount of proceeds subject to a change of use: N/A	Used in 2020: 696,614.58 Used in 2021: 372,909.15

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 1)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 2)	the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Procurement of 31 aircraft	Procurement of 31 aircraft	927,608.53	927,608.53	719,523.73	927,608.53	927,608.53	719,523.73	-208,084.80	77.57%
2	Repayment of the Company’s borrowings	Repayment of the Company’s borrowings	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	0.00	100%
	Total		1,277,608.53	1,277,608.53	1,069,523.73	1,277,608.53	1,277,608.53	1,069,523.73	-208,084.80	—

Note 1:

The gross proceeds raised from issuance of A Shares in 2020 was RMB12,782,393,520.97. After deducting the sponsorship and underwriting expenses of RMB2,000,000.00 (VAT inclusive), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (VAT inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42. The committed investment amount was adjusted with regards to the actual proceeds of RMB12,776,085,313.42 in total.

Note 2:

As of 31 December 2021, the Company utilized the proceeds of RMB10,695,237,293.60 on an accumulated basis, and the balance of unutilized proceeds was RMB2,080,848,019.82, both excluding interest income and cash management income of idle proceeds. Interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB316,334,024.93. As of 31 December 2021, the unredeemed amount of the Company’s idle proceeds subject to cash management totaled RMB2,329,000,000.00, and the balance of special accounts for the proceeds was RMB68,182,044.75.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-2

China Southern Airlines Company Limited

Comparison Table of Use of Proceeds Raised –

Proceeds from Non-public Issuance of H Shares in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 317,509.45	Accumulated total amount of proceeds used: 317,509.45
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 317,509.45
Percentage of the total amount of proceeds subject to a change of use: N/A	Used in 2020: 317,509.45

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 3)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance	the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Supplementing the general working capital of the Company	Supplementing the general working capital of the Company	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	0.00	100%
	Total		317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	317,509.45	0.00	—

Note 3:

The gross proceeds raised from issuance of H Shares in 2020 was RMB3,178,664,999.09. After deducting issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53. The committed investment amount was adjusted with regards to the actual proceeds to being RMB3,175,094,454.53 in total.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 1-3

China Southern Airlines Company Limited

Comparison Table of Use of Proceeds Raised –

Proceeds from Public Issuance of A Share Convertible Bonds in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB’0000

Total amount of proceeds: 1,597,960.39	Accumulated total amount of proceeds used: 1,029,442.97
Total amount of proceeds subject to a change of use: N/A	Total amount of proceeds used in each year: 1,029,442.97
Percentage of the total amount of proceeds subject to a change of use: N/A	Used in 2020: 576,861.13
Used in 2021: 452,581.84

	Investment projects		Total investment amount of the proceeds			Accumulated investment amount of the proceeds as at the cut-off date				Date on which
No.	Committed investment project	Actual investment project	Committed investment amount prior to the issuance	Committed investment amount after the issuance	Actual investment amount	Committed investment amount prior to the issuance	Committed investment amount after the issuance (note 4)	Actual investment amount	The difference between actual investment amount and committed investment amount after the issuance (note 5)	the project reached the working condition for its intended use (or the completion progress of the project as at the cut-off date)
1	Purchasing aircraft and aviation equipment and maintenance projects	Purchasing aircraft and aviation equipment and maintenance projects	1,057,960.39	1,057,960.39	490,484.49	1,057,960.39	1,057,960.39	490,484.49	-567,475.90	46.36%
2	Introduction of spare engines	Introduction of spare engines	60,000.00	60,000.00	58,958.48	60,000.00	60,000.00	58,958.48	-1,041.52	98.26%
3	Supplementing working capital	Supplementing working capital	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	480,000.00	0	100%
	Total		1,597,960.39	1,597,960.39	1,029,442.97	1,597,960.39	1,597,960.39	1,029,442.97	-568,517.42	—

Note 4:

The gross proceeds raised from issuance of A shares in 2020 was RMB16,000,000,000.00. After deduction of sponsorship and underwriting expenses of RMB17,691,726.00 (VAT inclusive), the net cash subscription amount actually received was RMB15,982,308,274.00. After deduction of other issuance expenses of RMB2,704,354.28 (tax inclusive) paid by the Company from the net cash subscription amounts, the actual net proceeds was RMB15,979,603,919.72. The committed investment amount was adjusted with regards to the actual proceeds to being RMB15,979,603,919.72 in total.

Note 5:

As of 31 December 2021, the Company utilized the proceeds of RMB10,294,429,733.97 on an accumulated basis, and the balance of unutilized proceeds was RMB5,685,174,185.75, both excluding interest income and cash management income of idle proceeds. Interest income of proceeds deposited at bank and cash management income from idle proceeds totaled RMB410,516,387.63. As of 31 December 2021, the unredeemed amount of the Company’s idle proceeds subject to cash management totaled RMB6,050,000,000.00, and the balance of special accounts for the proceeds was RMB45,690,573.38.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-1

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from

Previous Fund Raising Activities – Proceeds from Non-public Issuance of A Shares in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

	Actual investment project	Accumulated capacity utilization rate of the investment project as of the cut-off date		Actual benefits in the last three years
No.	Promised benefits		Project Name	2019	2020	2021	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Procurement of 31 aircraft	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Repayment of the Company’s borrowings	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Total							—

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-2

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from

Previous Fund Raising Activities – Proceeds from Non-public Issuance of H Shares in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

	Actual investment project	Accumulated capacity utilization rate of the investment project as of the cut-off date		Actual benefits in the last three years
No.	Project Name		Promised benefits	2019	2020	2021	Accumulated benefits realised as of the cut- off date	Estimated benefits achieved
1	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	Note 1
	Total							—

Note 1:

The proceeds raised from Non-public Issuance of H Shares in 2020 were used to supplement the general working capital of the Company, of which the benefits could not be verified separately. Obtaining these proceeds reduced the asset-to-liability ratio of the Company, further enhanced the financial position and asset structure as well as the Company’s risk resistance capacity and competitiveness.

APPENDIX I	REPORT ON USE OF PROCEEDS FROM PREVIOUS FUND RAISING ACTIVITIES

Schedule 2-3

China Southern Airlines Company Limited

Comparison Table of Actual Benefits Realised from Projects Financed by Proceeds from

Previous Fund Raising Activities – Proceeds from Public Issuance of

A Share Convertible Bonds in 2020

As of 31 December 2021

Prepared by: China Southern Airlines Company Limited	Unit: RMB

	Actual investment project	Accumulated capacity		Actual benefits in the last three years
No.	Project Name	utilization rate of the investment project as of the cut-off date	Promised benefits	2019	2020	2021	Accumulated benefits realised as of the cut-off date	Estimated benefits achieved
1	Purchasing aircraft and aviation equipment and maintenance projects	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Introduction of spare engines	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3	Supplementing working capital	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Total							—

NOTICE OF AGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Thursday, 30 June 2022 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 16 May 2022 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	the Report of the Directors of the Company for the year 2021;

2.	the Report of the Supervisory Committee of the Company for the year 2021;

3.	the audited consolidated financial statements of the Company for the year 2021;

4.	the profit distribution proposal of the Company for the year 2021;

Considering that the Company suffered an operating loss for the year 2021, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year 2021.

5.	the appointment of external auditor for the year 2022;

To agree to appoint KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2022 and to appoint KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022, and to authorise the Board to determine their remuneration based on the actual work done;

NOTICE OF AGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

6.	THAT

(A)	the Board of the Company be and is hereby authorised to allot, issue and deal with additional shares of the Company under the general mandate.

(1)

subject to paragraph (3) of this resolution, the Board of the Company be and is hereby generally and unconditionally authorised to exercise during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers;

(2)

the authorisation to the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period be and is hereby approved;

(3)

the number of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the authorisation in paragraph (1) of this resolution shall not exceed 20% of the total number of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the 2022 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders at a general meeting.

(B)

the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares, and to take any other action and go through any procedure required to effect such increase of the registered capital of the Company.

NOTICE OF AGM

7.

THAT the Board be and is hereby authorised to determine the specific Debt Financing Instruments and issuance plan, and to issue, in one or multiple tranche(s), Debt Financing Instruments within the permissible size for debt issuance in accordance with the requirements of the applicable laws and regulations under the general mandate.

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

8.	the provision of guarantees by Xiamen Airlines Company Limited to its subsidiaries;

9.	the Report on Use of Proceeds from Previous Fund Raising Activities.

By Order of the Board of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

16 May 2022

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Tuesday, 31 May 2022 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the AGM

a.

Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Thursday, 9 June 2022, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

NOTICE OF AGM

b.

When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Monday, 30 May 2022.

d.	The register of holders of H Shares will be closed from 31 May 2022 to 30 June 2022 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the novel coronavirus pneumonia pandemic is still ongoing at the time of the AGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting, at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of the H Shares and their proxies intending to attend the AGM to vote by completing and submitting the proxy form, i.e. to indicate how you wish your votes to be cast in the proxy form, and appoint the Chairman of the AGM as your proxy to vote on your behalf on site.

In case holders of the H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of novel coronavirus pneumonia pandemic. On the way to, from and at the venue of the AGM, please adopt proper personal preventive measures. Upon arrival at the venue of the AGM, please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The AGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

68 Qixin Road, Baiyun District,

NOTICE OF AGM

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao and Mr. Wu

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.